March 14, 2005

By Facsimile (212) 610-6399  and U.S. Mail

A.  Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020

Re:  	Retek Inc.
	Schedule TO-T filed on March 4, 2005
	File No. 005- 33756

Dear Messrs. Harwich and Shube:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Press Releases

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, in future materials, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Section 5  Information Concerning Retek, page 14

2. We note the projections reflect "numerous assumptions." Please disclose all material assumptions underlying the projections. If you do not believe additional disclosure is required, explain to us the basis for that belief.

Section 14  Conditions to the Offer, page 32

3. Please revise to clarify that the conditions must be satisfied
or
waived at expiration of the offer rather than acceptance as
currently
proposed.    The bidder cannot, consistent with the requirement
that
withdrawal rights be extended while the offer is open, terminate the offer, eliminate withdrawal rights and retain the right to accept the shares until all conditions are satisfied or waived.

4. We note the reference to the "Disclosure Schedule" on page 33.
It
is unclear how shareholders will ascertain facts or events that are disclosed on such schedule. Please advise.

Closing
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO-T in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers and
Acquisitions





??

??

??

??

A.  Peter Harwich
Eric S. Shube
March 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE